WOODGATE ENERGY CORPORATION

October 21, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Woodgate Energy Corporation

Re:      Form 8-K/A, File No. 0-54834

To the Securities and Exchange Commission:

Woodgate Energy Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Form 8-K/A. The Company and its management acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such Staff comments do not foreclose the Commission for taking any action with respect to the filing: and

The Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WOODGATE ENERGY CORPORATION

By:	Fuad Al-Humound
President